Filed by Gold Reserve Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Gold Reserve Inc. Commission File Number: 001-31819 Date: February 10, 2009
NR-09-09
GOLD RESERVE GRANTED INTERLOCUTORY INJUNCTION RESTRAINING
RUSORO TAKE-OVER BID
SPOKANE, Washington, February 10, 2009
Gold Reserve Inc. (NYSE Alternext: GRZ) (TSX: GRZ) announced today that the Ontario Superior Court of Justice has granted an interlocutory injunction restraining Rusoro Mining Ltd. (TSX-V: RML) (“Rusoro”) from proceeding with any hostile takeover bid to acquire the shares of Gold Reserve until the conclusion and disposition at trial of the action commenced by Gold Reserve.
The injunction was granted by the Court following a motion by Gold Reserve on the basis that Rusoro had access to or benefited from the use of Gold Reserve’s confidential information as a result of Rusoro’s relationship with Endeavour Financial International Corporation (TSX: EDV) (“Endeavour”).
The Court also issued an interlocutory injunction restraining Endeavour from having any involvement with a hostile takeover bid for Gold Reserve. The Court further required that Rusoro, Endeavour and their agents return to Gold Reserve both all the confidential information of Gold Reserve and also anything produced from that confidential information.
Doug Belanger, President of Gold Reserve, said, “We are very pleased with the Court’s ruling and believe it is entirely appropriate in the circumstances. We remain committed to ensuring that our shareholders receive full value for their investment.”
As previously announced on December 30, 2008, the Gold Reserve Board unanimously voted to reject Rusoro’s hostile Offer and recommended that shareholders reject the Offer.
Gold Reserve shareholders who have already tendered shares to the Rusoro Offer do not need to take any action. Rusoro is obligated to return the shares to Gold Reserve shareholders. Shareholders who have questions can contact the Company’s information agent, Laurel Hill Advisory Group, at 1-888-295-4655.
Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.
FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. While certain statements in this release may be within the meaning of “forward-looking statements” under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provided by Section

21E of the Exchange Act does not apply to any forward-looking statements made in connection with the Offer, including the forward-looking statements contained in this release. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve or Rusoro; the potential volatility of both Gold Reserve shares and Rusoro shares; the price and value of the Gold Reserve notes; uncertainty as to the future value of Rusoro, Gold Reserve or the combined company proposed by the Rusoro offer; the prospects for exploration and development of projects by Gold Reserve or Rusoro; whether or not an alternative transaction superior to the Rusoro offer will emerge; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission.
In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2007, dated March 31, 2008, and Gold Reserve’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the SEC on March 31, 2008.
Contacts:
Gold Reserve Inc.
President
A. Douglas Belanger, 509-623-1500
Fax: 509-623-1634
www.goldreserveinc.com
Dan Katcher / Steve Frankel / Andi Salas
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449